June 14, 2019

Christopher Bradshaw
President and Chief Executive Officer
Era Group Inc.
818 Town & Country Blvd., Suite 200
Houston, Texas 77024

       Re: Era Group Inc.
           Registration Statement on Form S-3
           Filed May 31, 2019
           File No. 333-231879

Dear Mr. Bradshaw:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 31, 2019

General

1. We note that the forum selection provision in Article X of your Amended and Restated
       Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 Christopher Bradshaw
Era Group Inc.
June 14, 2019
Page 2
         your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameChristopher Bradshaw                         Sincerely,
Comapany NameEra Group Inc.
                                                               Division of
Corporation Finance
June 14, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName